FOLEY & LARDNER LLP ATTORNEYS AT LAW
December 8, 2004	100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FLORIDA 33602-5810 P.O. BOX 3391 TAMPA, FLORIDA 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com
WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com Email CLIENT/MATTER NUMBER 999450-0101

Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.
Amendment No. 3 to Registration Statement on Form S-1
File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 3 to the Form S-1 Registration Statement that was filed by the Company on November 8, 2004 (“Amendment No. 3”). Enclosed with the hard copy of this letter are two blacklined copies of Amendment No. 3 showing the changes that were made from Amendment No. 2 to the Company’s Form S-1 Registration Statement.

The following are the Company’s responses to the Commission’s letter of December 6, 2004, containing the Commission’s comments regarding Amendment No. 2. For your convenience, the text of each Commission comment is set forth below, and the Company’s response follows each comment.

Prospectus Summary

Additional Considerations - Page 3

1.	Please clarify in this section, and in the other appropriate places in your prospectus, that when the outstanding balance under your current credit facility is transferred to your new credit facility the old credit facility will be terminated.

Response: The Company has revised the “Summary,” and other sections of the prospectus where appropriate to address this comment.

BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TAMPA
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	TOKYO
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WASHINGTON, D.C.
JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR		WEST PALM BEACH

December 7, 2004

2.	Also disclose the amount of proceeds that you will use to repay indebtedness. Since you are using part of the proceeds to pay off the existing credit facility, why do you state the indebtedness will be shifted to a new facility? Revise here and under the “Use of Proceeds” caption on page 25.

Response: The balance of the Company’s current credit facility will be transferred to its new credit facility upon the closing of the offering. The Company will use the proceeds of this offering to repay the balance under its new credit facility, which will consist of the balance transferred from its existing credit facility. The Company revised the Summary and Use of Proceeds sections of the prospectus as requested to address this comment.

Summary Financial Data and Selected Financial and Operating Data - Pages 6 and 31

3.	Please revise the table and related disclosures on pages 8 and 9, and the similar information on pages 34 and 35 to address the following comments:

a.	Remove the outstanding share and earnings per share information for the historical combined year ended December 31, 2003. The information in this column should be consistent with the information presented in the comparable column in the table on page 6.

b.	Revise the historical combined year ended December 31, 2003 to conform the numbers to those presented in the corresponding column on page 6. We note certain numbers do not agree between the two tables.

c.	Revise the introductory paragraph to clearly state that the pro forma balance sheet assumes the transactions occurred as of September 30, 2004 only.

d.	Revise the introductory paragraph and the pro forma information to address the shares assumed outstanding in the periods. The disclosures should only consider shares that will be issued in order to pay off the debt and the shares that will, be issued upon conversion of the debt.

e.	Revise to remove the pro forma balance sheet columns for the year ended December 31, 2003.

f.	Revise footnote (1) to remove the reference to the assumed net proceeds of $13,350.

g.	Revise footnote (3) and the pro forma table to adjust the cash amounts only by proceeds and the amounts required to pay down the debt at September 30, 2004 ($8.824). Please note that the pro forma balance sheet shall be as if the transactions occurred on September 30, 2004, and therefore there would be no cash savings due to reduced interest expense.

December 7, 2004

h.	Revise footnote (6) to state the full amount of the debt balance, including accrued interest, that is being converted as $7,058 and also to indicate the number of shares that are assumed to be issued in connection with the debt conversion

i.	Revise footnote (7) to state the full amount of the debt balance that is being converted as $7,058.

Response:

The Company has revised the Summary and Selected Financial Data to address comments (a), (b), (e), (f), (g), (h) and (i).

With respect to comments (c) and (d), the Company has revised the introductory paragraphs of its Summary and Selected Financial Data to address these points.

Capitalization – Page 23

4.	We are unable to reconcile the pro forma and pro forma as adjusted figures for common stock to the pro forma information provided on page 9. Please supplementally provide us with details or revise the filing to conform.

Response: The Company has revised the Capitalization section of the prospectus to reflect the conversion of subordinated debt at September 30, 2004.

5.	Tell us why you are referring to the conversion of the subordinated debt as of October 30, 2004. Revise to only assume the conversion of your debt outstanding at September 30, 2004. Please note this comment also applies to pro forma information presented elsewhere in your prospectus.

Response: The Company has revised the “Capitalization” section of its prospectus to address this comment.

6.	In addition, revise to clarify whether the number of shares (1,195,900) is a fixed number, or if that number may fluctuate based on the final offering price. It appears that this number is based on the conversion of a $7,175,000 debt balance using the assumed offering price of $6.00 per share. Unless you have a firm agreement to issue 1,195,900 shares upon conversion of any amount of debt outstanding, revise the table to only reflect the conversion of $7,058,000 debt outstanding at September 30, 2004 in to the appropriate number of shares using the $6.00 mid-point of the expected price range of the common stock.

Response: The number of shares into which the subordinated debt will convert is dependent upon the offering price. Therefore, the Company has revised the table to reflect the value of the subordinated debt at September 30, 2004.

December 7, 2004

7.	We are unable to reconcile to your pro forma, as adjusted, net tangible book value of $13.9 million. Please supplementally provide details of your calculation.

Response: Please see the attached Appendix A for details regarding the Company’s calculation. The Company has revised this section to address this comment.

Use of Proceeds - Page 25

8.	Disclose here and in the Liquidity section what sources of funds you used to reduce the amount outstanding under the credit facilities from $8.8 million as of September 30, 2004, to $6.8 million as of November 24, 2004.

Response: The Company has revised the “Use of Proceeds” and “Liquidity” sections of its prospectus to address this comment.

History of the Company - Page 21

9.	We refer to our prior comment 17, and note your response to our prior comment 23. Please expand your discussion of the history of the company to explain, as you have done in your response to our prior comment 23, that the business purposes of structuring Quantum Value Partners’ investment in Veri-Tek International, Corp. as a purchase of assets was an effort to minimize Quantum-Veritek’s liability for unknown liabilities of Veri-Tek International. Corp. and to allow Mr. Juranitch to receive cash, through his ownership of JCJ International, Inc., in recognition of the significant equity investment made by him to capitalize and develop the predecessor company. In addition, please indicate that the purchase price of $6 million cash was ultimately paid out to JCJ International, Inc. which is wholly owned by Mr. Juranitch.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

10.	Expand to discuss the 300-for-1 stock split and the resulting increase in equity ownership for Mr. Juranitch and Quantum-Value Partners.

Response: The Company has revised the “History of the Company” section of its prospectus to address this comment.

Management’s Discussion and Analysis...

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003 - Pages 37 to 38 Nine Months Ended

December 7, 2004

11.	We see your response to prior comment 34. However, your response raises additional questions. For example, your response indicates consideration of achievement of milestones, but your disclosures indicate the use of the cost-to-cost method. Specifically, on page 43, you state “this input includes the total hours of labor and material utilized to date and estimates of the labor and material necessary to complete the project.” Please supplementally respond to the following:

a.	Clarify whether you are applying an input measure - i.e., cost-to-cost, or an output measure - i.e., milestones. Revise your filing to clearly state the method used. Please refer to paragraphs 43-51, of SOP 81-1.

b.	In addition, refer to the alternative outlined in paragraphs 80 and 81 of SOP 81-1 for computing income earned for a period and describe the method you use.

c.	Your response states that you consider the need for increased costs in your initial estimates. However, we note that your results for the nine months ended September 30, 2004 included a decline in gross profit margin to 26%, compared to 52% for the comparable 2003 period and 50% for the full year ended December 31, 2003. If you use a cost-to-cost input measure, these increased costs would generally be considered in the initial projections and the gross profit margins would remain consistent throughout the project. To the extent you use a cost-to-cost input measure, please tell us why this was not the case for your projects.

d.	You state in your response that you are able to plan for expedited material purchases and labor needs. To the extent this represents a trend, disclose that information to investors in your Management’s Discussion and Analysis.

Response:

Comment 11(a): The Company uses a cost – cost method of determining the amount of revenue to be recognized in a given period as described in SOP 81-1 paragraphs 44 and 45. The Company plans projects based on the total amount of labor and material to be expended over the project timeline. These expenditures are broken into categories such as, mechanical design, controls design, electrical design, mechanical material, electrical material, mechanical build, electrical build and commissioning. Each category has estimated costs in terms of hours and/or dollars for completion of that segment of the project. Each period the costs are computed for each category and management estimates the cost in terms of labor and/or material to complete its tasks of the project. From these actual costs incurred and the estimates of costs and time to complete the project the percentage of project revenue to be recognized is computed. The Company has not experienced material changes in estimate to date for its projects.

December 7, 2004

Comment 11(b): The Company uses Alternative B as described in SOP 81-1 paragraph 81 in conjunction with the cost-cost method described in (a) above.

Comment 11(c): The Company uses the cost-cost method for recognizing revenue. The gross margin has remained consistent throughout the projects when viewed on a project by project basis. The change in margin described in the comment is due to the mix of the projects the Company is completing at a given time and the selling price of each machine which is negotiated on a project by project basis. The Company produces a variety of different specialty machines that command varying margins in the marketplace. In the current year the Company has produced virtual balancing machines for the first time. These machines were planned to have lower margins, as our initial production of machines have historically had lower margins due to unforeseen changes as the production process progresses. These costs were planned prior to the commencement of production of these machines. The Company has revised its discussion to reflect these facts. In addition, the Company has added disclosure in the overview section of the Management’s Discussion and Analysis regarding market fluctuation.

Comment 11(d): This is not a trend in the business, but the impact of the Company’s assessment of its capabilities given the number of projects that needed to be delivered within a short window. If the Company believes in the future that this is becoming a trend or sees other factors becoming a trend it will immediately disclose such observation in future filings.

Certain Relationships - Page 69

12.	Expand to discuss the issuance of 10,000 shares to Mr. Juranitch and Quantum Value Partners in October 2003 for $100,000, the subsequent resale of shares by Mr. Juranitch to certain officers and directors, and the July, 2004, 300-for-1 stock split authorized by the Board of Directors. Specifically state that the recipients of the additional shares as a result of the stock split paid no additional consideration.

Response: The Company has revised the Certain Relationships and Related Transactions section of its prospectus to address this comment.

13.	Revise the second paragraph to disclose the number of shares that will be issued upon conversion of the debt and that the shares will be issued to Quantum Value Partners, your major shareholder.

Response: The Company has revised the “Certain Relationships and Related Transactions” section of its prospectus to address this comment.

Principal Shareholders - Page 70

14.	Disclose the number of shares that will be issued upon conversion of the debt to common stock and how the issuance of those shaves will change the beneficial ownership table.

December 7, 2004

Response: The Company has revised the Principal Shareholders section of its prospectus to address this comment.

Directed Share Program -Page 67

15.	Please supplementally tell us the dates of the meetings referred to in the e-mail to the potential participants in your directed share program and the date on which the e-mail was sent. Also tell us the number of recipients of the e-mail. In addition, please supplementally describe the mechanics of how and when the shares will be offered and sold in the directed share program. For example, tell us the procedures the participants in the directed share program must follow in order to purchase the offered securities, and whether those participants will be required to establish a brokerage account with your underwriter before or after the effective time of your registration statement and when those participants will be required to fund those accounts.

Response: Foley & Lardner, LLP has been advised by the Company that the dates of the meetings, which were held with approximately 40 employees of the Company, were July 29 and October 29, 2004, and that the e-mail was sent to approximately 40 recipients (all of them being Company employees) on November 30, 2004. No shares will be offered or sold in the directed share program. As we represented on behalf of the Company in our telephone conversation on December 6, the directed share program has been abandoned by the Company.

16.	We note your response to comment 42. Please provide us with a thorough legal analysis as to how your communications to date with the potential participants in your directed share program complied with Section 5 of the Securities Act of 1933, as amended. We note that your e-mail communication to potential participants does not constitute a prospectus that complies with Section 10, nor was it accompanied or preceded by a Section 10 prospectus. Also, it appears that the e-mail does not fall within the safe harbor provisions of Rule 134. We will have farther comments.

Response:

No securities have yet been sold in the offering, so Sections 5(a) and 5 (b)(2) are inapposite. Section 5(c) provides in relevant part that it shall be unlawful to use the jurisdictional means “to offer to sell” any security, unless a registration statement has been filed. The registration statement covering this offering was filed on September 3, 2004. Section 5(b)(1) forbids jurisdictional use of any “prospectus” (other than a Section 10 prospectus) after a registration statement has been filed. Section 2(a)(10) defines the term “prospectus” to include, to the extent relevant here, any written communication “which offers any security for sale . . . .” The e-mail was not a Section 10 prospectus.

Section 2(a)(3) defines “offer to sell” and “offer for sale” to “include every attempt or offer to dispose of, or solicitation to buy,” a security for value. We are aware that the Commission

December 7, 2004

traditionally has interpreted the term “offer” broadly, although recently it has begun to rethink its position. See Release No. 33-8501 (Nov. 3, 2004).

On behalf of the Company, we assert that the e-mail was not a prospectus, and that neither the e-mail nor the meetings with employees that preceded it were Section 5(c) or Section 5(b)(1) violations, because they were not “offers to sell” or “offers for sale” as defined by Section 2(a)(3).

We are advised by the Company that the e-mail did no more than summarize the meetings at which senior management explained the IPO process, mentioning, for example, that stock could not be purchased until the SEC had declared the registration statement effective. At most the email solicited a revocable indication of interest, as distinguished from offering the Company’s stock for sale: “Please note that your indication of interest is not binding and you may change your mind. Please provide this indication of interest by Friday December 4, 2004.” (Emphasis added.) The solicitation of a revocable indication of interest is not an offer to sell or offer for sale.

With respect to Rule 134, it appears that all of the requirements of that rule would have been met but for subsections (b)(1) and (b)(2), which the Commission now proposes to liberalize anyway. See Release No. 33-8501. Subsection (b)(1) currently requires the writer to inform the reader, via “legend,” that the writing is not an “offer” and that the securities cannot be bought or sold before the registration statement becomes effective. Concededly, the e-mail did not use the magic words. But there was simply no reason to remind employees of the details of a process that had already been explained to them in person. Likewise, subsection (b)(2) of Rule 134 requires the writer to state whether the offering is primary (versus secondary) and whether it’s new money that is being raised (versus a refunding of old debt). Although the e-mail does not literally state that the offering is a primary issuance of stock for cash, that much was obvious from the context because this was and is, as the meetings and e-mail made clear, an IPO.

Accordingly, we assert that the Company required in all important respects with Rule 134. In any event, while Rule 134 is a safe harbor, it is only that — a safe harbor. It does not encompass the full scope of the statutory use of the word “offer.” Internal corporate meetings and an email directed to approximately forty employees are not “publication of information and publicity efforts . . . which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities . . . .” Release No. 33-5180 (Aug. 16, 1971), quoted in Release No. 33-8501 at n. 52. This was not an unsophisticated group of offerees such as the words “public mind” and “public interest” invoke. According to management, 29 of the 40 or so email recipients were engineers.

If, despite this, you believe we are wrong in asserting that no “offers” were made in these circumstances, then we assert, nevertheless, that the Company has no actual or contingent liability to investors for a Section 5 violation on account of its directed share program. That is because, as confirmed in response to comment 15 above, the program has

December 7, 2004

been abandoned before any sale could occur. The recipient of an offer that violates Section 5 may have a claim if the security is later registered and sold to him or her, see Diskin v. Lomasney & Co., 452 F. 2d 871 (2d Cir. 1971), but not if he or she never purchases the security. Section 12 of the Securities Act imposes liability for a violation of Section 5 only in favor of a purchaser.

Note A -Basis of Presentation. Nature of Policies

Basis of Presentation — Page F-8

17.	We see your response to prior comment 48 and the revised disclosure. Please address the following:

a.	Consistent with your response, revise your policy to state instead that you have not historically experienced material losses as a result of bad debts and, therefore, you have not provided for such losses in prior periods. Also consider including the information presented in the second and third sentences of your response.

b.	Confirm to us that you will comply fully with US GAAP in this regard in all future periods and revise the interim financial statements or your subsequent events footnote to indicate your adoption of that policy.

c.	Please revise to clarify that this policy also applies to your unbilled receivables, if true. Otherwise, disclose your policy for estimated losses for unbilled receivables.

Response:

Comment 17 (a): The Company has revised its filing to reflect this comment.

Comment 17 (b): The Company fully intends to comply with US GAAP in this regard in all future periods and has revised its subsequent event footnote to indicate the adoption of this policy.

Comment 17 (c): The Company has revised its policy and has revised the subsequent events footnote to disclose the adoption of this policy.

Note B -Acquisition of JCJ International, Inc. -Page F-13

18.	We see your response to prior comment 55. Please respond to the following:

a.	Tell us why you believe assigning the entire excess value to goodwill rather than to amortizable intangible assets results in a more conservative treatment. We note that absent any goodwill impairment charges, the effect of this is to reduce your amortization expense in future periods.

December 7, 2004

b.	We see your disclosure on page F-10 regarding your goodwill impairment evaluation. Based on your response to prior comment 55, it appears that you were unable to estimate the future cash flows from the technology and customers. Tell us how you were able to carry out this impairment evaluation given these statements in your response.

c.	You state in your response that you were unable to determine the market value of the patents with reasonable accuracy. However, in your filing, you state that you determined that “the book value of the assets acquired... approximated the fair market value.” Please supplementally reconcile these contradicting statements.

d.	Further to point (c) above, tell us and revise your filing to discuss in Management’s Discussion and Analysis the factors you considered in negotiating a purchase price of the entity if you were not able to estimate the future cash flows tom the technology and customer relationships.

e.	Notwithstanding the above, your disclosures ill the filing should be revised to clearly indicate that the patents were recorded at cost because you were unable to determine the market value of these patents,

In addition, you should clearly disclose that you were not able to determine a value for trademarks and customer relationships, and thus no amounts were allocated to those intangible assets.

Response:

Comment 18 (a): The Company has reviewed its purchase price allocation and has determined that in compliance with FAS 141 the amount previously classified as goodwill should instead be allocated to patents. In determining the value of these patents at the date of acquisition, as part of the Company’s due diligence process, it used a discounted cash flow approach based on its estimates of the potential of the technology. This approach used the expected weighted average cost of capital as the discount factor and an assumed growth rate of cash flow over the estimated useful lives of the asset. The Company has estimated that the useful life of the assets is seventeen years, which corresponds to the period of legal protection of the patents. The Company concluded that this was the useful life of the patents based on the following factors:

1)	Prior ownership of the Company and current management has expended significant capital in order to protect these patents to the greatest extent possible. This has been accomplished by having numerous claims issued in each patent in order to protect the underlying technology. Patent claims are specific intellectual property protected by the patent. To date, the Company has 302 patent claims in 11 patents.

December 7, 2004

2)	The application of the Company’s technology that it has used and intends to use in the future, which is protected by the Company’s patents and the associated claims therein, is new and specific. Although the Company has some competitors, it does not believe that the processes of its competitors or their technology is as sophisticated as the Company’s technology, and therefore, the Company believes that it has a significant advantage in capitalizing on its technology.

3)	The development cycle for the Company’s technology is long. The Company did not receive its first patent until it was in existence for over seven years. The Company has not been challenged on its patents to date, and therefore, has concluded that its existing competition and potential competition are not an immediate threat to its patented technology.

Comment (b): The Company has revised its financial statements to reflect the allocation of the purchase price to patents instead of goodwill.

Comment (c): The Company has revised its financial statements to reflect the purchase price allocation to patents instead of goodwill.

Comment (d): The Company has revised its financial statements to reflect the purchase price allocation to patents instead of goodwill. In terms of customer relationships the Company does not believe an allocation of the purchase price to this intangible is appropriate given the definitions provided in FAS 141 paragraph 39 and further discussed in Appendix B of FAS 141. The Company relationships do not exist due to an ongoing contractual relationship with the customer and the customer relationship is not separable on their own or in conjunction with another asset.

Comment (e): The Company has revised its financial statements to reflect the purchase price allocation to patents instead of goodwill.

Comment (f): The Company has revised it filing to address this comment.

Interim Financial Statements as of September 30, 2004

19.	Please supplementally tell us the source of the funds that were used to pay down the revolving credit facility subsequent to September 30, 2004. If the source of the funds was new debt or an equity infusion, you should revise your disclosures throughout the filing to disclose that fact, and discuss the impact of that transaction on this offering.

Response: The Company’s reduction in debt was the result of payments received from its customers for specialty machines in the period subsequent to September 30, 2004.

December 7, 2004

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures

Appendix A

	Green Shoe
	$	Shares	Per Share	$	Shares	Per Share
			6.00			6.00
Book value at 9/30/04	(1,963)			(1,963)
Patents	(4,562)			(4,562)
Goodwill	—			—
Tangible Net Worth	(6,525)	3,000.000	(2.18)	(6,525)	3,000.000	(2.18)
Conversion of Sub Debt	7,058	1,176.295		7,058	1,176.295
Proforma TNW	533	6,676.295	0.08	533	7,051.295	0.08
Offering Proceeds	13,350	6,676.295	2.00	15,443	7,051.295	2.19
Proforma adjusted TNW	13,883	6,676.295	2.08	15,975	7,051.295	2.27
Dilution to New Investors			(3.92)			(3.73)